Exhibit (23)(d)(2)

WAIVER/REIMBURSEMENT AGREEMENT

WAIVER/REIMBURSEMENT AGREEMENT, dated as of March 2, 2009, between SELIGMAN GLOBAL FUND SERIES, INC., a Maryland corporation (the “Series”), on behalf of Seligman Emerging Markets Fund, Seligman Global Growth Fund and Seligman International Growth Fund (each, a “Fund”), and RIVERSOURCE INVESTMENTS, LLC, a Minnesota limited liability company (the “Manager”). The Manager hereby agrees to waive its management fee and/or reimburse each Fund’s “other expenses” to the extent set forth in the Series’ prospectuses included in the Series’ Registration Statement filed on or about March 2, 2009 with the Securities and Exchange Commission.

RIVERSOURCE INVESTMENTS, LLC		SELIGMAN GLOBAL FUND SERIES, INC.

BY:	/s/ William F. Truscott	BY:	/s/ Lawrence P. Vogel
	William F. Truscott		Lawrence P. Vogel
TITLE:	President	TITLE:	Treasurer

DATE: March 2, 2009		DATE: March 2, 2009